SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 10)*

ISRAMCO, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

465141406
(CUSIP Number)

Noa Lendner
8, Granit Street, Kiryat Arie, Box 10188
Petach-Tikva, Israel 49222
Telephone: +972-3-922-9225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 1999; March 1, 2000; April 10, 2006; November 15, 2006;

January 11, 2007; March 1, 2007; July 3, 2007; December 24, 2007;

July 3, 2008; July 29, 2010; May 24, 2012; June 22, 2012;

September 24, 2012; April 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Naphtha Holding Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date (as defined below))
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,315,222 (as of April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3, 2007, December 24, 2007 and July 3, 2008); 1,360,547 (as of July 29, 2010); 1,445,561 (as of May 24, 2012); 1,452,796 (as of June 22, 2012 and September 24, 2012); 1,589,337 (as of April 12, 2013); 1,592,841 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,315,222 (as of April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3, 2007, December 24, 2007 and July 3, 2008); 1,360,547 (as of July 29, 2010); 1,445,561 (as of May 24, 2012); 1,452,796 (as of June 22, 2012 and September 24, 2012); 1,589,337 (as of April 12, 2013); 1,592,841 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,315,222 (as of April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3, 2007, December 24, 2007 and July 3, 2008); 1,360,547 (as of July 29, 2010); 1,445,561 (as of May 24, 2012); 1,452,796 (as of June 22, 2012 and September 24, 2012); 1,589,337 (as of April 12, 2013); 1,592,841 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 48.4% (as of April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3, 2007, December 24, 2007 and July 3, 2008); 50.1% (as of July 29, 2010); 53.2%  (as of May 24, 2012); 53.5% (as of June 22, 2012 and September 24, 2012); 58.5% (as of April 12, 2013); 58.6% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Naphtha Israel Petroleum Corporation Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,533,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,533,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,533,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 50.7% (as of April 10, 2006); 52.0% (as of November 15, 2006); 53.2% (as of January 11, 2007); 54.4% (as of March 1, 2007); 55.5% (as of July 3, 2007); 56.5% (as of December 24, 2007); 57.2% (as of July 3, 2008); 57.7% (as of July 29, 2010); 59.2% (as of May 24, 2012); 61.7% (June 22, 2012); 63.7% (as of September 24, 2012); 64.8% (as of April 12, 2013); 64.9% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON I.O.C. Israel Oil Company, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 163,322 (as of March 1, 2007); 191,884 (as of July 3, 2007); 220,579 (as of December 24, 2007); 238,202 (as of July 3, 2008); 207,441 (as of July 29, 2010); 162,841 (as of May 24, 2012); 222,841 (as of June 22, 2012); 277,341 (as of September 24, 2012); 170,804 (as of April 12, 2013 and April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 163,322 (as of March 1, 2007); 191,884 (as of July 3, 2007); 220,579 (as of December 24, 2007); 238,202 (as of July 3, 2008); 207,441 (as of July 29, 2010); 162,841 (as of May 24, 2012); 222,841 (as of June 22, 2012); 277,341 (as of September 24, 2012); 170,804 (as of April 12, 2013 and April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 163,322 (as of March 1, 2007); 191,884 (as of July 3, 2007); 220,579 (as of December 24, 2007); 238,202 (as of July 3, 2008); 207,441 (as of July 29, 2010); 162,841 (as of May 24, 2012); 222,841 (as of June 22, 2012); 277,341 (as of September 24, 2012); 170,804 (as of April 12, 2013 and April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (as of April 16, 1999 and March 1, 2000); 2.3% (as of April 10, 2006); 3.6% (as of November 15, 2006); 4.8% (as of January 11, 2007); 6.0% (as of March 1, 2007); 7.1% (as of July 3, 2007); 8.1% (as of December 24, 2007); 8.8% (July 3, 2008); 7.6% (as of July 29, 2010); 6.0% (as of May 24, 2012); 8.2% (as of June 22, 2012); 10.2% (as of September 24, 2012); 6.3% (as of April 12, 2013 and April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Isramco Oil and Gas Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 133,601 (as of March 1, 2007); 133,401 (as of July 3, 2007); 139,101 (as of December 24, 2007); 136,101 (as of July 3, 2008 and July 29, 2010); 134,037 (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0 (as of April 12, 2013 and April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 133,601 (as of March 1, 2007); 133,401 (as of July 3, 2007); 139,101 (as of December 24, 2007); 136,101 (as of July 3, 2008 and July 29, 2010); 134,037 (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0 (as of April 12, 2013 and April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 133,601 (as of March 1, 2007); 133,401 (as of July 3, 2007); 139,101 (as of December 24, 2007); 136,101 (as of July 3, 2008 and July 29, 2010); 134,037 (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0 (as of April 12, 2013 and April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (as of April 16, 1999 and March 1, 2000); 2.3% (as of April 10, 2006); 3.6% (as of November 15, 2006); 4.8% (as of January 11, 2007); 4.9% (as of March 1, 2007); 4.9% (as of July 3, 2007); 5.1% (as of December 24, 2007); 5.0% (as of July 3, 2008 and July 29, 2010); 4.9% (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0.0% (as of April 12, 2013 and April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Isramco Negev 2 LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 133,601 (as of March 1, 2007); 133,401 (as of July 3, 2007); 139,101 (as of December 24, 2007); 136,101 (as of July 3, 2008 and July 29, 2010); 134,037 (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0 (as of April 12, 2013 and April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 133,601 (as of March 1, 2007); 133,401 (as of July 3, 2007); 139,101 (as of December 24, 2007); 136,101 (as of July 3, 2008 and July 29, 2010); 134,037 (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0 (as of April 12, 2013 and April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (as of April 16, 1999 and March 1, 2000); 62,264 (as of April 10, 2006); 99,025 (as of November 15, 2006); 129,843 (as of January 11, 2007); 133,601 (as of March 1, 2007); 133,401 (as of July 3, 2007); 139,101 (as of December 24, 2007); 136,101 (as of July 3, 2008 and July 29, 2010); 134,037 (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0 (as of April 12, 2013 and April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (as of April 16, 1999 and March 1, 2000); 2.3% (as of April 10, 2006); 3.6% (as of November 15, 2006); 4.8% (as of January 11, 2007); 4.9% (as of March 1, 2007); 4.9% (as of July 3, 2007); 5.1% (as of December 24, 2007); 5.0% (as of July 3, 2008 and July 29, 2010); 4.9% (as of May 24, 2012, June 22, 2012 and September 24, 2012); and 0.0% (as of April 12, 2013 and April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 465141406
1		NAME OF REPORTING PERSON J.O.E.L. Jerusalem Oil Exploration Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 50.7% (as of April 10, 2006); 52.0% (as of November 15, 2006); 53.2% (as of January 11, 2007); 54.4% (as of March 1, 2007); 55.5% (as of July 3, 2007); 56.5% (as of December 24, 2007); 57.2% (as of July 3, 2008); 57.7% (as of July 29, 2010); 59.2% (as of May 24, 2012); 61.7% (as of June 22, 2012); 63.7% (as of September 24, 2012); 64.8% (as of April 12, 2013); 64.9% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Equital Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 50.7% (as of April 10, 2006); 52.0% (as of November 15, 2006); 53.2% (as of January 11, 2007); 54.4% (as of March 1, 2007); 55.5% (as of July 3, 2007); 56.5% (as of December 24, 2007); 57.2% (as of July 3, 2008); 57.7% (as of July 29, 2010); 59.2% (as of May 24, 2012); 61.7% (as of June 22, 2012); 63.7% (as of September 24, 2012); 64.8% (as of April 12, 2013); 64.9% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON YHK Investment LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 50.7% (as of April 10, 2006); 52.0% (as of November 15, 2006); 53.2% (as of January 11, 2007); 54.4% (as of March 1, 2007); 55.5% (as of July 3, 2007); 56.5% (as of December 24, 2007); 57.2% (as of July 3, 2008); 57.7% (as of July 29, 2010); 59.2% (as of May 24, 2012); 61.7% (as of June 22, 2012); 63.7% (as of September 24, 2012); 64.8% (as of April 12, 2013); 64.9% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 465141406
1		NAME OF REPORTING PERSON YHK General Manager Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 50.7% (as of April 10, 2006); 52.0% (as of November 15, 2006); 53.2% (as of January 11, 2007); 54.4% (as of March 1, 2007); 55.5% (as of July 3, 2007); 56.5% (as of December 24, 2007); 57.2% (as of July 3, 2008); 57.7% (as of July 29, 2010); 59.2% (as of May 24, 2012); 61.7% (as of June 22, 2012); 63.7% (as of September 24, 2012); 64.8% (as of April 12, 2013); 64.9% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON United Kingsway Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (as of each Reporting Date)
8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

	9	SOLE DISPOSITIVE POWER 0 (as of each Reporting Date)
10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 50.2% (as of March 1, 2000); 50.7% (as of April 10, 2006); 52.0% (as of November 15, 2006); 53.2% (as of January 11, 2007); 54.4% (as of March 1, 2007); 55.5% (as of July 3, 2007); 56.5% (as of December 24, 2007); 57.2% (as of July 3, 2008); 57.7% (as of July 29, 2010); 59.2% (as of May 24, 2012); 61.7% (as of June 22, 2012); 63.7% (as of September 24, 2012); 64.8% (as of April 12, 2013); 64.9% (as of April 3, 2014)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1	NAME OF REPORTING PERSON Haim Tsuff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7
SOLE VOTING POWER
0 (as of April 16, 1999); 69,995 (as of March 1, 2000); 38,919 (as of April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3 2007 and December 24, 2007); 69,679 (as of July 3, 2008, July 29, 2010, May 24, 2012, June 22, 2012, September 24, 2012, April 12, 2013 and April 3, 2014)

8
SHARED VOTING POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

9
SOLE DISPOSITIVE POWER
0 (as of April 16, 1999); 69,995 (as of March 1, 2000); 38,919 (as of April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3 2007 and December 24, 2007); 69,679 (as of July 3, 2008, July 29, 2010, May 24, 2012, June 22, 2012, September 24, 2012, April 12, 2013 and April 3, 2014)

10
SHARED DISPOSITIVE POWER
1,320,222 (as of April 16, 1999); 1,325,222 (as of March 1, 2000); 1,377,486 (as of April 10, 2006); 1,414,247 (as of November 15, 2006); 1,445,065 (as of January 11, 2007); 1,478,544 (as of March 1, 2007); 1,507,106 (as of July 3, 2007); 1,535,801 (as of December 24, 2007); 1,553,424 (as of July 3, 2008); 1,567,988 (as of July 29, 2010); 1,608,402 (as of May 24, 2012); 1,675,637 (as of June 22, 2012); 1,730,137 (as of September 24, 2012); 1,760,141 (as of April 12, 2013); 1,763,645 (as of April 3, 2014)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,222 (as of April 16, 1999); 1,395,217 (as of March 1, 2000); 1,416,405 (as of April 10, 2006); 1,453,166 (as of November 15, 2006); 1,483,984 (as of January 11, 2007); 1,517,463 (as of March 1, 2007); 1,546,025 (as of July 3, 2007); 1,574,720 (as of December 24, 2007); 1,615,103 (as of July 3, 2008); 1,629,667 (as of July 29, 2010); 1,670,081 (as of May 24, 2012); 1,737,316 (as of June 22, 2012); 1,791,816 (as of September 24, 2012); 1,821,820 (as of April 12, 2013); 1,825,324 (as of April 3, 2014)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0% (as of April 16, 1999); 52.9% (as of March 1, 2000); 52.1% (as of April 10, 2006); 53.5% (as of November 15, 2006); 54.6% (as of January 11, 2007); 55.8% (as of March 1, 2007); 56.9% (as of July 3, 2007); 57.9% (as of December 24, 2007); 59.4% (as of July 3, 2008); 60.0% (as of July 29, 2010); 61.5% (as of May 24, 2012); 63.9% (as of June 22, 2012); 65.9% (as of September 24, 2012); 67.0% (as of April 12, 2013); 67.2% (as of April 3, 2014)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introduction

This Amendment No. 10 to Schedule 13D amends and restates the Schedule 13D filed on September 20, 1995, as the same has been previously amended by each of Amendment No. 1 thereto filed on January 22, 1996, Amendment No. 2 thereto filed on March 27, 1996, Amendment No. 3 thereto filed on November 29, 1996, Amendment No. 4 thereto filed on February 12, 1997, Amendment No. 5 thereto filed on May 14, 1997, Amendment No. 6 thereto filed on October 21, 1997, Amendment No. 7 thereto filed on January 22, 1998, Amendment No. 8 thereto filed on September 18, 1998, and Amendment No. 9 thereto filed on December 30, 1998.

This Amendment No. 10 is being filed to report transactions that should have been previously reported in amendments on or about April 16, 1999, March 1, 2000, April 10, 2006, November 15, 2006, January 11, 2007, March 1, 2007, July 3, 2007, December 24, 2007, July 3, 2008, July 29,2010, May 24, 2012, June 22, 2012, September 24, 2012 and April 12, 2013 and further updates the beneficial ownership through the date of this Amendment No. 10 (each, a “Reporting Date” and, collectively, the “Reporting Dates”).  The Reporting Dates were generally determined based on when there has been an approximate 1.0% or greater change in the Reporting Persons’ (defined below) aggregate beneficial ownership of shares of Common Stock (defined below).

Item 1.                       Security and the Issuer

This Amendment No. 10 relates to the shares of common stock, par value $0.01 (“Common Stock”), of Isramco Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 2425 West Loop South Suite 810, Houston, Texas 77027.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                       Identity and Background

(a)	This Amendment No. 10 is filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Naphtha Holding Ltd. (“Holding”), a private Israeli company;

(ii)	Naphtha Israel Petroleum Corporation Ltd., a public Israeli company listed on the Tel-Aviv Stock Exchange (“Naphtha”);

(iii)	I.O.C. Israel Oil Company, Ltd., a private Israeli company (“IOC”);

(iv)	Isramco Oil and Gas Ltd., a private Israeli company (“Isramco O&G”);

(v)	Isramco Negev 2 LP, a public Israeli limited partnership listed on the Tel-Aviv Stock Exchange (“Isramco Negev 2”);

(vi)	J.O.E.L. Jerusalem Oil Exploration Ltd., a public Israeli company listed on the Tel-Aviv Stock Exchange (“JOEL”);

(vii)	Equital Ltd., a public Israeli company listed on the Tel-Aviv Stock Exchange (“Equital”);

(viii)	YHK Investment LP, a private Israeli limited partnership (“YHK”);

(ix)	YHK General Manager Ltd., a private Israeli company (“YHK Manager”);

(x)	United Kingsway Ltd., a private company formed under the laws of the Commonwealth of the Bahamas (“Kingsway”); and

(xi)	Haim Tsuff, a citizen of Israel and the Netherlands (“Mr. Tsuff”).

Mr. Tsuff owns all of the outstanding voting shares and serves as the sole director of Kingsway.  Kingsway owns 74.0% of the outstanding membership interests of both YHK and YHK’s general partner, YHK Manager.  YHK owns 44.5% of the outstanding voting securities of Equital, which owns 37.0% of JOEL.  JOEL owns 65.1% of Naphtha.  Naphtha, in turn, owns 100.0% of Holding and 99.99% of IOC.  IOC owns 100.0% of Isramco O&G, which is the general partner of Isramco Negev 2.

In addition to the Reporting Persons, IOC also owns (i) 100.0% of I.O.C. Partnerships Management Ltd., a private Israeli company, which is the general partner of I.N.O.C. Dead Sea Limited Partnership, a public Israeli limited partnership listed on the Tel-Aviv Stock Exchange (“INOC”); and (ii) 100.0% of Naphtha Partnerships Management Ltd., a private Israeli company, which is the general partner of Naphtha Exploration Limited Partnership, a public Israeli limited partnership listed on the Tel-Aviv Stock Exchange (“Naphtha Exploration”).  While none of INOC, Naphtha Exploration or their respective general partners are Reporting Persons hereunder, both INOC and Naphtha Exploration directly hold (or have previously held on one or more Reporting Dates) shares of Common Stock that may be deemed beneficially owned by Reporting Persons, as further described in Item 5 below.

Based on the ownership and management structures described above, Mr. Tsuff is in a position to indirectly determine the investment and voting decisions made by each of the Reporting Persons.  As such, each of Mr. Tsuff, Kingsway, YHK, YHK Manager, Equital, JOEL and Naphtha may be deemed to beneficially own shares of Common Stock that are directly held by Holding, IOC, Isramco Negev 2, Naphtha Exploration and INOC.  Similarly, IOC may be deemed to beneficially own the shares of Common Stock that are directly held by Isramco Negev 2, Naphtha Exploration and INOC by virtue of IOC’s ownership and control of each such limited partnership’s respective general partner.  Finally, Isramco O&G, as general partner of Isramco Negev 2, may be deemed to beneficially own the shares of Common Stock that are directly held by Isramco Negev 2.

This Amendment No. 10 includes (since the prior Amendment No. 9) each of Mr. Tsuff, IOC, Isramco O&G and Isramco Negev 2 as Reporting Persons since each may be deemed to beneficially own more than 5% of the outstanding Common Stock of the Issuer on one or more Reporting Dates, as further detailed in Item 5 below.  Avraham Livnat Ltd. and Carmen Management and Assets (1997) Ltd. are minority owners of YHK and YHK Manager and were previously included as “reporting persons” in prior amendments to the Schedule 13D; while both such companies remain minority owners of YHK and YHK Manager, to the best of the Reporting Persons’ knowledge, neither such company has had any voting or dispositive power with respect to any of the shares of Common Stock to which this report relates and, therefore, neither such company is included as a Reporting Person in this Amendment No. 10.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (or, if applicable, general partner) of Holding, Naphtha, IOC, Isramco O&G, Isramco Negev 2, JOEL, Equital, YHK, YHK Manager and Kingsway are set forth on Schedule I hereto and are incorporated herein by reference (the individuals named on Schedule I hereto as directors or executive officers, other than Mr. Tsuff, are collectively referred to herein as the “Specified Persons”).

While the Reporting Persons and their affiliated entities may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, neither the fact of this filing (or the earlier filings of the original Schedule 13D or prior amendments thereto) nor any information contained herein (or contained therein) shall be deemed to be an admission by the Reporting Persons that a “group” exists.  Each Reporting Person further disclaims beneficial ownership of the shares of Common Stock described herein except to the extent of its or his pecuniary interest therein.

(b)
The business address of each of Holding, Naphtha, JOEL, Equital, IOC, Isramco O&G, Isramco Neveg 2, YHK and YHK Manager is 8, Granit Street, Kiryat Arie, Box 10188, Petach-Tikva, Israel 49222.  The business address of Mr. Tsuff and Kingsway is Van Merlenlaan 2a, 2103 GD, Heemstede, Netherlands.

(c)	The principal business of Holding is to hold shares of Common Stock of the Issuer.

The principal businesses of Naphtha are (directly and indirectly) exploration and production of oil and natural gas.

The principal businesses of IOC are (directly and indirectly) exploration and production of oil and natural gas.

The principal businesses of Isramco Negev 2 are exploration and production of oil and natural gas, and the principal business of Isramco O&G is to act as the general partner of Isramco Negev 2.

The principal businesses of JOEL are (directly and indirectly) exploration and production of oil and natural gas and real estate investments.

The principal businesses of Equital are (directly and indirectly) exploration and production of oil and natural gas and real estate investments.

The principal business of YHK is to hold securities of Equital, and the principal business of YHK Manager is to act as the general partner of YHK.

The principal business of Kinsgway is to hold securities of YHK and YHK Manager.

Mr. Tsuff is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  He also serves as director and chairman of the boards of several other companies, including, among the Reporting Persons, Holding, Naphtha, IOC, JOEL, Equital and Isramco O&G (as further set forth on Schedule I hereto).

(d)
During the past five years, no Reporting Person, or to the best of the Reporting Persons’ knowledge no Specified Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, no Reporting Person, or to the best of the Reporting Persons’ knowledge no Specified Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the Reporting Persons are organized in Israel, except Kingsway is organized in the Commonwealth of the Bahamas and Mr. Tsuff is a citizen of Israel and the Netherlands.

Item 3.                      Source and Amount of Funds or Other Consideration.

Since the prior Amendment No. 9, Holding, IOC, Isramco Negev 2, INOC and Naphtha Exploration have engaged in the open market and private transactions related to shares of Common Stock of the Issuer as set forth on Schedule II attached hereto and incorporated herein by reference.  Such transactions were funded with each such Reporting Person’s working capital.  In addition, and as previously reported by the Issuer in its filings with the Securities and Exchange Commission (the “SEC”), the Class A Warrants and Class B Warrants to purchase up to 500,000 shares of Common Stock that were previously held by Holding (and as were reported in the most recent prior Amendment No. 9) expired unexercised in April 1999.

Also since the prior Amendment No. 9 and as further set forth on Schedule II attached hereto and incorporated herein by reference, and as previously reported in earlier filings with the SEC, Mr. Tsuff (i) was granted stock options in March 2000 as equity incentive compensation by the Issuer to acquire up to 69,995 shares of Common Stock; (ii) exercised such stock options in March 2005 in a cashless exercise, for which he received net 38,919 shares of Common Stock; and (iii) purchased 22,760 shares of Common Stock in July 2008 in a private transaction for $48.74 per share using his personal funds.

As a result of inadvertent administrative errors, the Reporting Persons failed to recognize that (i) certain of the transactions set forth in Schedule II needed to be reported to the SEC, and, (ii) as a result of sales of shares within six months of purchases of shares, the Reporting Persons had unintentionally incurred short-swing profits under Section 16(b) of the Exchange Act.  The Reporting Persons are reporting in this Amendment No. 10 transactions in shares of the Issuer’s Common Stock since the last Amendment No. 9, and are reporting that the Reporting Persons have voluntarily tendered to the Issuer an aggregate amount equal to $659,195, representing the short-swing profits associated with the sale of shares and purchases within six months of such sales, as calculated in accordance with Section 16(b) of the Exchange Act and the rules promulgated thereunder.  As previously disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, $74,054 of such amount was paid to the Issuer during that quarter.  The remaining $585,141 was paid in January 2014 by deducting such amount from the outstanding balance of principal and accrued interest due under an existing loan previously made by Naphtha to the Issuer.

Item 4.                      Purpose of Transaction.

The transactions in shares of Common Stock of the Issuer have been made by the Reporting Persons for investment purposes.  In addition, Mr. Tsuff is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and, in such capacities and as a significant stockholder, Mr. Tsuff and the other Reporting Persons may regularly interact with management, other directors, other stockholders and other relevant parties concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer.

In February 2014, Holding’s board of directors authorized Holding to spend up to $40 million to acquire additional shares of Common Stock of the Issuer for investment purposes from time to time over the following twelve (12) months, subject to market conditions and applicable trading policies (although, as of the date of this Amendment No. 10, Holding has not yet acquired any additional shares pursuant to such board authorization).  In addition to the foregoing, each Reporting Person (including Holding) reserves the right to acquire (or dispose of) additional securities of the Issuer in the ordinary course of business to the extent deemed advisable in light of market conditions, such Reporting Person’s general investment and trading policies, and other factors.

Except as described above, none of the Reporting Persons has plans or proposals that would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer.

The aggregate percentage shares of Common Stock reported beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based on (i) 2,639,809 shares of the Issuer’s Common Stock outstanding on April 16, 1999 and March 1, 2000; and (ii) 2,717,691 shares of the Issuer’s Common Stock outstanding on each other Reporting Date.

A.           Holding

(a), (b)
Holding beneficially owned the following shares of Common Stock as of each Reporting Date indicated below, all such shares being directly held by Holding and with Holding having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares:

April 16, 1999	1,320,222 shares representing approximately 50.0% of the outstanding shares of Common Stock
March 1, 2000	1,325,222 shares representing approximately 50.2% of the outstanding shares of Common Stock
April 10, 2006 November 15, 2006 January 11, 2007 March 1, 2007 July 3, 2007 December 24, 2007 July 3, 2008	1,315,222 shares representing approximately 48.4% of the outstanding shares of Common Stock
July 29, 2010	1,360,547 shares representing approximately 50.1% of the outstanding shares of Common Stock
May 24, 2012	1,445,561 shares representing approximately 53.2% of the outstanding shares of Common Stock
June 22, 2012 September 24, 2012	1,452,796 shares representing approximately 53.5% of the outstanding shares of Common Stock
April 12, 2013	1,589,337 shares representing approximately 58.5% of the outstanding shares of Common Stock
April 3, 2014	1,592,841 shares representing approximately 58.6% of the outstanding shares of Common Stock

B.           Naphtha, JOEL, Equital, YHK, YHK Manager and Kingsway

(a), (b)
Naphtha, JOEL, Equital, YHK, YHK Manager and Kingsway beneficially owned the following shares of Common Stock as of each Reporting Date indicated below, with each such Reporting Person having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares (and none of such Reporting Persons holding any shares directly):

April 16, 1999	1,320,222 shares representing approximately 50.0% of the outstanding shares of Common Stock (all such shares being held directly by Holding)
March 1, 2000	1,325,222 shares representing approximately 50.2% of the outstanding shares of Common Stock (all such shares being held directly by Holding)
April 10, 2006	1,377,486 shares representing approximately 50.7% of the outstanding shares of Common Stock (all such shares being held directly by Holding and Isramco Negev 2)
November 15, 2006	1,414,247 shares representing approximately 52.0% of the outstanding shares of Common Stock (all such shares being held directly by Holding and Isramco Negev 2)
January 11, 2007	1,445,065 shares representing approximately 53.2% of the outstanding shares of Common Stock (all such shares being held directly by Holding and Isramco Negev 2)
March 1, 2007	1,478,544 shares representing approximately 54.4% of the outstanding shares of Common Stock (all such shares being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)
July 3, 2007	1,507,106 shares representing approximately 55.5% of the outstanding shares of Common Stock (all such shares being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)
December 24, 2007	1,535,801 shares representing approximately 56.5% of the outstanding shares of Common Stock (all such shares being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)
July 3, 2008	1,553,424 shares representing approximately 57.2% of the outstanding shares of Common Stock (all such shares being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)
July 29, 2010	1,567,988 shares representing approximately 57.7% of the outstanding shares of Common Stock (all such shares being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)
May 24, 2012	1,608,402 shares representing approximately 59.2% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC, Isramco Negev 2 and Naphtha Exploration)
June 22, 2012	1,675,637 shares representing approximately 61.7% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC, Isramco Negev 2 and Naphtha Exploration)
September 24, 2012	1,730,137 shares representing approximately 63.7% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC, Isramco Negev 2 and Naphtha Exploration)
April 12, 2013	1,760,141 shares representing approximately 64.8% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC and Naphtha Exploration)
April 3, 2014	1,763,645 shares representing approximately 64.9% of the outstanding shares of Common Stock (all such shares being held directly by Holding, IOC and Naphtha Exploration)

C.           IOC

(a), (b)
IOC beneficially owned the following shares of Common Stock as of each Reporting Date indicated below, with IOC having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares:

April 16, 1999 March 1, 2000	0 shares representing 0.0% of the outstanding shares of Common Stock
April 10, 2006	62,264 shares representing approximately 2.3% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2)
November 15, 2006	99,025 shares representing approximately 3.6% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2)
January 11, 2007	129,843 shares representing approximately 4.8% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2)
March 1, 2007	163,322 shares representing approximately 6.0% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2, Naphtha Exploration and INOC)
July 3, 2007	191,884 shares representing approximately 7.1% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2, Naphtha Exploration and INOC)
December 24, 2007	220,579 shares representing approximately 8.1% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2, Naphtha Exploration and INOC)
July 3, 2008	238,202 shares representing approximately 8.8% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2, Naphtha Exploration and INOC)
July 29, 2010	207,441 shares representing approximately 7.6% of the outstanding shares of Common Stock (all such shares being held directly by Isramco Negev 2, Naphtha Exploration and INOC)
May 24, 2012
162,841 shares representing approximately 6.0% of the outstanding shares of Common Stock (21,000 of such shares being held directly by IOC, and the remaining being held directly by Isramco Negev 2 and Naphtha Exploration)

June 22, 2012
222,841 shares representing approximately 8.2% of the outstanding shares of Common Stock (81,000 of such shares being held directly by IOC, and the remaining being held directly by Isramco Negev 2 and Naphtha Exploration)

September 24, 2012
277,341 shares representing approximately 10.2% of the outstanding shares of Common Stock (135,500 of such shares being held directly by IOC, and the remaining being held directly by Isramco Negev 2 and Naphtha Exploration)

April 12, 2013 April 3, 2014
170,804 shares representing approximately 6.3% of the outstanding shares of Common Stock (163,000 of such shares being held directly by IOC, and the remaining being held directly by Naphtha Exploration)

D.           Isramco O&G and Isramco Negev 2

(a), (b)
Isramco O&G and Isramco Negev 2 beneficially owned the following shares of Common Stock as of each Reporting Date indicated below, all such shares being directly held by Isramco Negev 2, and with both Isramco O&G and Isramco Negev 2 having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to all such shares:

April 16, 1999 March 1, 2000	0 shares representing 0.0% of the outstanding shares of Common Stock
April 10, 2006	62,264 shares representing approximately 2.3% of the outstanding shares of Common Stock
November 15, 2006	99,025 shares representing approximately 3.6% of the outstanding shares of Common Stock
January 11, 2007	129,843 shares representing approximately 4.8% of the outstanding shares of Common Stock
March 1, 2007	133,601 shares representing approximately 4.9% of the outstanding shares of Common Stock
July 3, 2007	133,401 shares representing approximately 4.9% of the outstanding shares of Common Stock
December 24, 2007	139,101 shares representing approximately 5.1% of the outstanding shares of Common Stock
July 3, 2008 July 29, 2010	136,101 shares representing approximately 5.0% of the outstanding shares of Common Stock
May 24, 2012 June 22, 2012 September 24, 2012	134,037 shares representing approximately 4.9% of the outstanding shares of Common Stock
April 12, 2013 April 3, 2014	0 shares representing 0.0% of the outstanding shares of Common Stock

E.           Mr. Tsuff

(a), (b)
Mr. Tsuff beneficially owned the following shares of Common Stock as of each Reporting Date indicated below, having sole power to vote or direct the vote and sole power to dispose or to direct the disposition with respect to such shares he holds directly, and having shared power to vote or direct the vote and shared power to dispose or to direct the disposition with respect to the remaining of such shares:

April 16, 1999	1,320,222 shares representing approximately 50.0% of the outstanding shares of Common Stock (all such shares being held directly by Holding)
March 1, 2000	1,395,217 shares representing approximately 52.9% of the outstanding shares of Common Stock (69,9951 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding)
April 10, 2006
1,416,405 shares representing approximately 52.1% of the outstanding shares of Common Stock (38,919 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding and Isramco Negev 2)

November 15, 2006
1,453,166 shares representing approximately 53.5% of the outstanding shares of Common Stock (38,919 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding and Isramco Negev 2)

January 11, 2007
1,483,984 shares representing approximately 54.6% of the outstanding shares of Common Stock (38,919 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding and Isramco Negev 2)

March 1, 2007
1,517,463 shares representing approximately 55.8% of the outstanding shares of Common Stock (38,919 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)

July 3, 2007
1,546,025 shares representing approximately 56.9% of the outstanding shares of Common Stock (38,919 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)

December 24, 2007
1,547,720 shares representing approximately 57.9% of the outstanding shares of Common Stock (38,919 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)

July 3, 2008
1,615,103 shares representing approximately 59.4% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)

July 29, 2010
1,629,667 shares representing approximately 60.0% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, Isramco Negev 2, Naphtha Exploration and INOC)

May 24, 2012
1,670,081 shares representing approximately 61.5% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC, Isramco Negev 2 and Naphtha Exploration)

June 22, 2012
1,737,316 shares representing approximately 63.9% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC, Isramco Negev 2 and Naphtha Exploration)

September 24, 2012
1,791,816 shares representing approximately 65.9% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC, Isramco Negev 2 and Naphtha Exploration)

April 12, 2013
1,821,820 shares representing approximately 67.0% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC and Naphtha Exploration)

April 3, 2014
1,825,324 shares representing approximately 67.2% of the outstanding shares of Common Stock (61,679 of such shares being held directly by Mr. Tsuff, and the remaining being held directly by Holding, IOC and Naphtha Exploration)

1   Represents stock options that were at the time exercisable to purchase up to 69,995 shares of Common Stock.  See also Item 3 above and Schedule II attached hereto.

(c)
No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the sixty days preceding the date of this Amendment No. 10.  For transactions in the Common Stock of the Issuer effected by the Reporting Persons in the sixty days prior to each other Reporting Date, please refer to the transactions listed in Schedule II attached hereto and incorporate herein by reference.

(d)	Not applicable.

(e)
Isramco O&G and Isramco Negev 2 ceased to be beneficial owners of more than five percent of the shares of Common Stock of the Issuer on December 17, 2012 as a result of Isramco Negev 2 transferring all of its shares of Common Stock to Holding as of such date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

The original Schedule 13D and Amendments No. 1 through 5 thereto were filed with the SEC in paper format between the years 1995 and 1997.  In accordance with Rule 13d-2(e) under the Exchange Act, restatements of such filings are attached as Exhibits 99.3 through 99.8 to this Amendment No. 10.

Exhibit
Number	Exhibit Description

99.1	Joint Filing Agreement
99.2	Power of Attorney
99.3	Schedule 13D originally filed in paper format on September 20, 1995
99.4	Amendment No. 1 to Schedule 13D originally filed in paper format on January 22, 1996
99.5	Amendment No. 2 to Schedule 13D originally filed in paper format on March 27, 1996
99.6	Amendment No. 3 to Schedule 13D originally filed in paper format on November 29, 1996
99.7	Amendment No. 4 to Schedule 13D originally filed in paper format on February 12, 1997
99.8	Amendment No. 5 to Schedule 13D originally filed in paper format on May 14, 1997

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 hereto.

Dated: April 3, 2014

/s/ HAIM TSUFF
Haim Tsuff, on behalf of himself, and as attorney-in-fact for:

NAPHTHA HOLDING LTD.*
NAPHTHA ISRAEL PETROLEUM CORPORATION LTD.*
I.O.C. ISRAEL OIL COMPANY, LTD.*
ISRAMCO OIL & GAS LTD.*
ISRAMCO NEGEV 2 LP*
J.O.E.L. JERUSALEM OIL EXPLORATION LTD.*
EQUITAL LTD.*
YHK INVESTMENT LP*
YHK GENERAL MANAGER LTD.*
UNITED KINGSWAY LTD.*

* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is attached as Exhibit 99.2.

SCHEDULE I

Name, title, present principal occupation or employment, business address and citizenship of each director and executive officer (or, as applicable, general manager) of Reporting Persons

(Capitalized terms used but not defined in this schedule have the meanings given to them in Amendment No. 10 to Schedule 13D to which this schedule is attached.)

A.	Holding. The name, title, present principal occupation or employment, business address and citizenship of each director of Holding are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Director	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Eran Saar	Director and Chief Executive Officer	Chief Executive Officer of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eitan Voloch	Director of Finance	Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Noa Lendner	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel

B.	Naphtha. The name, title, present principal occupation or employment, business address and citizenship of each director of Naphtha are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Chairman of the Board	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Yitzhak Duhan	Director	Business Consultant	1, Soitazky Street, Petach-Tikva, Israel 49550	Israel
Rachel Turgeman	Director	Owner of a private company	34, Yefet Street Tel-Aviv, Israel	Israel
Boaz Simons	Director	Vice President of Tavura Holdings Ltd.	2, Hazaon Ramle, Israel	Israel and Australia
Ronen Perets	Director	Chief Executive Officer of Yom Le’yom Com-munication (2002) Ltd.	115, Gdud Harotem Street Mosav Givati, Israel	Israel
Izak Yechezkel	Director	CPA	38, Bat-Chen Street Haifa, Israel	Israel
Eran Saar	Chief Executive Officer	Chief Executive Officer of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Noa Lendner	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eran Lendner	Vice President of Business Development	Vice President of Business Development of Equital, Naphtha, JOEL and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eitan Voloch	Director of Finance	Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Guy Bar Adon	Controller	Controller of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Daniel Prytag	Internal Auditor	CPA and Internal Auditor	33, Jabotinsky Street Ramat Gan, Israel	Israel

C.	IOC. The name, title, present principal occupation or employment, business address and citizenship of each director of IOC are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Director	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Eran Saar	Director and Chief Executive Officer	Chief Executive Officer of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eitan Voloch	Director of Finance	Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Noa Lendner	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel

D.	Isramco O&G. The name, title, present principal occupation or employment, business address and citizenship of each director of Isramco O&G are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Chairman of the Board	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Shalom Salhov	Director	Geologist	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eran Saar	Chief Executive Officer	Chief Executive Officer of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Noa Lendner	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eran Lendner	Vice President of Business Development	Vice President of Business Development of Equital, Naphtha, JOEL and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eitan Voloch	Director of Finance	Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Guy Bar Adon	Controller	Controller of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Daniel Spira	Internal Auditor	CPA and Internal Auditor	8, Askenzi Street Tel Aviv, Israel	Israel

E.	Isramco Negev 2. The name, title, present principal occupation or employment, business address and citizenship of each director of Isramco Negev 2 are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Isramco O&G	General Partner	General Partner of Isramco Negev 2	8, Granit Street Kiryat Arie, Box 10188 Petach-Tikva, Israel 49222	Israel

F.	JOEL. The name, title, present principal occupation or employment, business address and citizenship of each director of JOEL are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Chairman of the Board	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Boaz Simons	Director	Vice President of Tavura Holdings Ltd.	2, Hazaon Ramle, Israel	Israel and Australia
Gilad Weizman	Director	CPA	31, Hatavor Street Nofit, Israel	Israel
Efrat Noga	Director	Regulation Manager of Playtech Ltd.	79, Rothshild Street Tel-Aviv, Israel	Israel
Moti Amiga	Director	CPA	17, Yitzak Sade Tel-Aviv, Israel	Israel
Eran Saar	Chief Executive Officer	Chief Executive Officer of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Noa Lendner	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eitan Voloch	Director of Finance	Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Guy Bar Adon	Controller	Controller of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Daniel Prytag	Internal Auditor	CPA and Internal Auditor	33, Jabotinsky Street Ramat Gan, Israel	Israel

G.	Equital. The name, title, present principal occupation or employment, business address and citizenship of each director of Equital are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Chairman of the Board	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Hadar Ben-Gur Shem-Tov	Director	Advocate	17/92 Haascala Boulevard Tel-Aviv, Israel	Israel
Zeev Chayoth	Director	Chief Executive Officer and Owner of H.B.T Business Consultant Ltd.	Corazim, 12391 Israel	Israel
Yhehezkel Hogi	Director	CPA	5, Solomon Street Petach-Tikva, Israel	Israel
Boaz Simons	Director	Vice President of Tavura Holdings Ltd.	2, Hazaon Ramle, Israel	Israel and Australia
Ronen Perets	Director	Chief Executive Officer of Yom Le’yom Com-munication (2002) Ltd.	115, Gdud Harotem Street, Mosav Givati, Israel	Israel
Eran Saar	Chief Executive Officer	Chief Executive Officer of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Noa Lendner	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Eitan Voloch	Director of Finance	Director of Finance of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Guy Bar Adon	Controller	Controller of Equital, Naphtha, Holding, JOEL, IOC and Isramco O&G	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel
Daniel Prytag	Internal Auditor	CPA and Internal Auditor	33, Jabotinsky Street Ramat Gan, Israel	Israel

H.	YHK. The name, title, present principal occupation or employment, business address and citizenship of each director of YHK are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
YHK Manager	General Partner	General Partner of YHK	8, Granit Street PO Box 10188 Petach-Tikva, Israel 4902201	Israel

I.	YHK Manager. The name, title, present principal occupation or employment, business address and citizenship of each director of YHK Manager are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Director	Chairman of the Board of the Issuer, Equital, Naphtha, JOEL, Isramco O&G; Chief Executive Officer of the Issuer; and director of other public and private companies	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands
Joseph Tsuff	Director	Retired	6/17 Asirey Zion, Petach-Tikva, Israel	Israel
Boaz Simons	Director	Vice President of Tavura Holdings Ltd.	2, Hazaon Ramle, Israel	Israel and Australia

J.	Kingsway. The name, title, present principal occupation or employment, business address and citizenship of each director of Kingsway are as follows:

Name	Title	Principal Occupation or Employment	Business Address	Citizenship
Haim Tsuff	Sole Director	Chairman of the Board, Director and Chie Executive Officer of the Issuer	Van Merlenlaan 2a, 2103 GD Heemstede, Netherlands	Israel and Netherlands

SCHEDULE II

Transactions involving Shares of Issuer’s Common Stock by
Reporting Persons Since Prior Amendment to Schedule 13D

(Capitalized terms used but not defined in this schedule have the meanings given to them in Amendment No. 10 to Schedule 13D to which this schedule is attached.)

Date	Reporting Person	Shares Acquired / (Disposed)	Per Share Price	Total Shares Beneficially Owned by all Reporting Persons	How Transaction was Effected
10/28/98 – 03/31/99 1	Holding 1	60,699	1	1,820,222 2	Acquisition of shares between 10/28/98 and 03/31/99 1
04/16/99	Holding	(500,000) 2	N/A	1,570,222	Expiration of Class A and Class B warrants 2
06/27/99	Holding	5,000	$2.56	1,325,222	Purchase of shares
03/01/00	Mr. Tsuff	69,995	N/A	1,395,217	Option grant from Issuer 3
06/02/04	Holding	(10,000)	$6.20	1,385,217	Sale of shares
03/23/05	Mr. Tsuff	(69,995) 3	N/A	1,315,222	Cashless exercise of stock options 3
03/23/05	Mr. Tsuff	38,9193	N/A	1,354,141	Net shares from cashless exercise of stock options 3
03/07/06	Isramco Negev 2	2,000	$16.98	1,356,141	Purchase of shares
03/07/06	Isramco Negev 2	264	$17.00	1,356,405	Purchase of shares
04/10/06	Isramco Negev 2	25,333	$15.00	1,381,738	Purchase of shares
04/10/06	Isramco Negev 2	34,667	$15.00	1,416,405	Purchase of shares
06/22/06	Isramco Negev 2	38	$17.00	1,416,443	Purchase of shares
06/26/06	Isramco Negev 2	100	$16.87	1,416,543	Purchase of shares
06/26/06	Isramco Negev 2	600	$16.80	1,417,143	Purchase of shares
07/24/06	Isramco Negev 2	350	$16.21	1,417,493	Purchase of shares
07/24/06	Isramco Negev 2	248	$16.86	1,417,741	Purchase of shares
07/25/06	Isramco Negev 2	650	$16.87	1,418,391	Purchase of shares
07/31/06	Isramco Negev 2	1,196	$17.00	1,419,587	Purchase of shares
08/04/06	Isramco Negev 2	444	$16.20	1,420,031	Purchase of shares
08/07/06	Isramco Negev 2	600	$17.18	1,420,631	Purchase of shares
08/10/06	Isramco Negev 2	692	$16.70	1,421,323	Purchase of shares
08/14/06	Isramco Negev 2	600	$16.87	1,421,923	Purchase of shares
08/14/06	Isramco Negev 2	600	$16.34	1,422,523	Purchase of shares
08/14/06	Isramco Negev 2	100	$16.43	1,422,623	Purchase of shares
08/14/06	Isramco Negev 2	500	$15.97	1,423,123	Purchase of shares
08/15/06	Isramco Negev 2	101	$16.40	1,423,224	Purchase of shares
08/17/06	Isramco Negev 2	904	$16.40	1,424,128	Purchase of shares
08/21/06	Isramco Negev 2	594	$17.10	1,424,722	Purchase of shares
08/21/06	Isramco Negev 2	400	$17.17	1,425,122	Purchase of shares
08/23/06	Isramco Negev 2	800	$17.39	1,425,922	Purchase of shares
08/23/06	Isramco Negev 2	304	$17.40	1,426,226	Purchase of shares
08/23/06	Isramco Negev 2	100	$17.10	1,426,326	Purchase of shares
09/01/06	Isramco Negev 2	689	$17.64	1,427,015	Purchase of shares
09/11/06	Isramco Negev 2	300	$17.47	1,427,315	Purchase of shares
09/11/06	Isramco Negev 2	24	$17.36	1,427,339	Purchase of shares
09/12/06	Isramco Negev 2	600	$17.60	1,427,939	Purchase of shares
09/12/06	Isramco Negev 2	101	$17.20	1,428,040	Purchase of shares
09/12/06	Isramco Negev 2	100	$16.72	1,428,140	Purchase of shares
09/12/06	Isramco Negev 2	614	$17.49	1,428,754	Purchase of shares
09/21/06	Isramco Negev 2	700	$17.88	1,429,454	Purchase of shares
09/21/06	Isramco Negev 2	400	$17.88	1,429,854	Purchase of shares
09/21/06	Isramco Negev 2	99	$17.60	1,429,953	Purchase of shares
09/21/06	Isramco Negev 2	100	$16.72	1,430,053	Purchase of shares
09/21/06	Isramco Negev 2	19	$17.88	1,430,072	Purchase of shares
09/22/06	Isramco Negev 2	28	$17.60	1,430,100	Purchase of shares
09/26/06	Isramco Negev 2	386	$17.81	1,430,486	Purchase of shares
09/26/06	Isramco Negev 2	100	$17.60	1,430,586	Purchase of shares
09/27/06	Isramco Negev 2	200	$17.60	1,430,786	Purchase of shares
10/03/06	Isramco Negev 2	600	$17.75	1,431,386	Purchase of shares
10/03/06	Isramco Negev 2	398	$17.97	1,431,784	Purchase of shares
10/04/06	Isramco Negev 2	4,761	$17.00	1,436,545	Purchase of shares
10/04/06	Isramco Negev 2	100	$18.00	1,436,645	Purchase of shares
10/16/06	Isramco Negev 2	657	$18.00	1,437,302	Purchase of shares
10/16/06	Isramco Negev 2	152	$17.80	1,437,454	Purchase of shares
10/17/06	Isramco Negev 2	946	$18.43	1,438,400	Purchase of shares
10/17/06	Isramco Negev 2	100	$17.99	1,438,500	Purchase of shares
10/23/06	Isramco Negev 2	1,322	$18.00	1,439,822	Purchase of shares
10/23/06	Isramco Negev 2	800	$18.34	1,440,622	Purchase of shares
10/25/06	Isramco Negev 2	205	$18.20	1,440,827	Purchase of shares
11/06/06	Isramco Negev 2	600	$18.41	1,441,427	Purchase of shares
11/06/06	Isramco Negev 2	400	$18.54	1,441,827	Purchase of shares
11/06/06	Isramco Negev 2	400	$18.35	1,442,227	Purchase of shares
11/06/06	Isramco Negev 2	405	$17.63	1,442,632	Purchase of shares
11/08/06	Isramco Negev 2	120	$18.61	1,442,752	Purchase of shares
11/13/06	Isramco Negev 2	2,000	$19.04	1,444,752	Purchase of shares
11/13/06	Isramco Negev 2	1,200	$18.51	1,445,952	Purchase of shares
11/13/06	Isramco Negev 2	520	$18.72	1,446,472	Purchase of shares
11/13/06	Isramco Negev 2	299	$19.12	1,446,771	Purchase of shares
11/15/06	Isramco Negev 2	2,595	$19.25	1,449,366	Purchase of shares
11/15/06	Isramco Negev 2	2,200	$19.26	1,451,566	Purchase of shares
11/15/06	Isramco Negev 2	1,600	$19.25	1,453,166	Purchase of shares
11/30/06	Isramco Negev 2	2,000	$21.00	1,455,166	Purchase of shares
11/30/06	Isramco Negev 2	2,000	$20.91	1,457,166	Purchase of shares
11/30/06	Isramco Negev 2	701	$20.70	1,457,867	Purchase of shares
12/04/06	Isramco Negev 2	5,000	$24.74	1,462,867	Purchase of shares
12/04/06	Isramco Negev 2	3,000	$24.32	1,465,867	Purchase of shares
12/04/06	Isramco Negev 2	1,400	$23.26	1,467,267	Purchase of shares
12/04/06	Isramco Negev 2	1,160	$24.70	1,468,427	Purchase of shares
12/04/06	Isramco Negev 2	700	$22.26	1,469,127	Purchase of shares
12/04/06	Isramco Negev 2	700	$21.80	1,469,827	Purchase of shares
12/04/06	Isramco Negev 2	400	$24.99	1,470,227	Purchase of shares
12/06/06	Isramco Negev 2	829	$25.86	1,471,056	Purchase of shares
12/06/06	Isramco Negev 2	500	$25.90	1,471,556	Purchase of shares
12/06/06	Isramco Negev 2	110	$25.86	1,471,666	Purchase of shares
12/11/06	Isramco Negev 2	350	$24.98	1,472,016	Purchase of shares
12/12/06	Isramco Negev 2	670	$25.60	1,472,686	Purchase of shares
12/12/06	Isramco Negev 2	300	$25.50	1,472,986	Purchase of shares
12/18/06	Isramco Negev 2	1,443	$28.16	1,474,429	Purchase of shares
12/18/06	Isramco Negev 2	727	$25.91	1,475,156	Purchase of shares
12/19/06	Isramco Negev 2	794	$28.02	1,475,950	Purchase of shares
12/20/06	Isramco Negev 2	700	$28.09	1,476,650	Purchase of shares
12/26/06	Isramco Negev 2	352	$28.47	1,477,002	Purchase of shares
01/03/07	Isramco Negev 2	1,094	$28.35	1,478,096	Purchase of shares
01/04/07	Isramco Negev 2	1,017	$28.75	1,479,113	Purchase of shares
01/08/07	Isramco Negev 2	1,000	$28.48	1,480,113	Purchase of shares
01/08/07	Isramco Negev 2	398	$28.80	1,480,511	Purchase of shares
01/08/07	Isramco Negev 2	400	$28.65	1,480,911	Purchase of shares
01/08/07	Isramco Negev 2	395	$28.73	1,481,306	Purchase of shares
01/08/07	Isramco Negev 2	300	$28.00	1,481,606	Purchase of shares
01/08/07	Isramco Negev 2	108	$28.65	1,481,714	Purchase of shares
01/09/07	Isramco Negev 2	300	$28.66	1,482,014	Purchase of shares
01/10/07	Isramco Negev 2	2,073	$30.05	1,484,087	Purchase of shares
01/10/07	Isramco Negev 2	497	$30.75	1,484,584	Purchase of shares
01/11/07	Isramco Negev 2	(600)	$29.10	1,483,984	Sale of shares
01/23/07	Isramco Negev 2	(1,100)	$27.80	1,482,884	Sale of shares
01/23/07	Isramco Negev 2	-	-	1,482,884	Private non-market transfer of 900 shares from Isramco Negev 2 to INOC
01/23/07	INOC	460	$27.52	1,483,344	Purchase of shares
01/23/07	INOC	100	$28.10	1,483,444	Purchase of shares
01/24/07	Isramco Negev 2	1,500	$29.73	1,484,944	Purchase of shares
01/24/07	Isramco Negev 2	592	$29.98	1,485,536	Purchase of shares
01/24/07	Isramco Negev 2	395	$29.90	1,485,931	Purchase of shares
01/24/07	Isramco Negev 2	367	$29.86	1,486,298	Purchase of shares
01/24/07	Isramco Negev 2/INOC	-	-	1,486,298	Private non-market transfer of 1,800 shares from Isramco Negev 2 to INOC
01/24/07	INOC	523	$28.22	1,486,821	Purchase of shares
01/29/07	INOC	4,000	$29.82	1,490,821	Purchase of shares
01/29/07	INOC	1,600	$28.92	1,492,421	Purchase of shares
01/29/07	INOC	1,000	$29.00	1,493,421	Purchase of shares
01/29/07	INOC	600	$29.98	1,494,021	Purchase of shares
01/29/07	INOC	600	$29.97	1,494,621	Purchase of shares
01/29/07	INOC	490	$29.94	1,495,111	Purchase of shares
01/29/07	INOC	401	$29.95	1,495,512	Purchase of shares
01/29/07	INOC	400	$29.97	1,495,912	Purchase of shares
01/29/07	INOC	400	$29.96	1,496,312	Purchase of shares
01/29/07	INOC	400	$29.96	1,496,712	Purchase of shares
01/29/07	INOC	300	$29.96	1,497,012	Purchase of shares
01/29/07	INOC	100	$27.80	1,497,112	Purchase of shares
02/01/07	Naphtha Exploration	642	$29.81	1,497,754	Purchase of shares
02/08/07	Isramco Negev 2	1,000	$30.50	1,498,754	Purchase of shares
02/12/07	Isramco Negev 2	1,704	$30.00	1,500,458	Purchase of shares
02/20/07	Naphtha Exploration	700	$29.74	1,501,158	Purchase of shares
02/20/07	Naphtha Exploration	600	$29.55	1,501,758	Purchase of shares
02/20/07	Naphtha Exploration	205	$29.75	1,501,963	Purchase of shares
02/21/07	Naphtha Exploration	1,100	$29.85	1,503,063	Purchase of shares
02/21/07	Naphtha Exploration	400	$30.60	1,503,463	Purchase of shares
03/01/07	Naphtha Exploration	2,000	$30.61	1,505,463	Purchase of shares
03/01/07	Naphtha Exploration	2,000	$30.42	1,507,463	Purchase of shares
03/01/07	Naphtha Exploration	2,000	$29.99	1,509,463	Purchase of shares
03/01/07	Isramco Negev 2	2,000	$31.33	1,511,463	Purchase of shares
03/01/07	INOC	2,000	$30.45	1,513,463	Purchase of shares
03/01/07	INOC	2,000	$30.42	1,515,463	Purchase of shares
03/01/07	INOC	2,000	$30.42	1,517,463	Purchase of shares
03/20/07	INOC	1,305	$30.49	1,518,768	Purchase of shares
03/20/07	INOC	200	$31.00	1,518,968	Purchase of shares
03/27/07	Naphtha Exploration	700	$33.00	1,519,668	Purchase of shares
03/27/07	Naphtha Exploration	200	$31.50	1,519,868	Purchase of shares
04/10/07	Naphtha Exploration	974	$33.10	1,520,842	Purchase of shares
04/16/07	Naphtha Exploration	500	$33.21	1,521,342	Purchase of shares
04/26/07	Naphtha Exploration	692	$31.06	1,522,034	Purchase of shares
04/26/07	Naphtha Exploration	2	$30.40	1,522,036	Purchase of shares
04/30/07	Naphtha Exploration	403	$32.00	1,522,439	Purchase of shares
04/30/07	Naphtha Exploration	398	$31.24	1,522,837	Purchase of shares
05/01/07	Naphtha Exploration	477	$32.73	1,523,314	Purchase of shares
05/01/07	Isramco Negev 2	(200)	$33.50	1,523,114	Sale of shares
05/01/07	INOC	5,650	$34.25	1,528,764	Purchase of shares
05/07/07	Naphtha Exploration	600	$26.88	1,529,364	Purchase of shares
05/07/07	Naphtha Exploration	400	$26.89	1,529,764	Purchase of shares
05/14/07	Naphtha Exploration	1,259	$37.87	1,531,023	Purchase of shares
05/16/07	Naphtha Exploration	1,100	$38.87	1,532,123	Purchase of shares
05/16/07	Naphtha Exploration	1,100	$38.73	1,533,223	Purchase of shares
05/16/07	Naphtha Exploration	267	$38.90	1,533,490	Purchase of shares
06/25/07	INOC	3,735	$41.95	1,537,225	Purchase of shares
06/25/07	INOC	2,000	$43.95	1,539,225	Purchase of shares
06/26/07	Naphtha Exploration	1,389	$44.57	1,540,614	Purchase of shares
06/27/07	Naphtha Exploration	2,000	$43.82	1,542,614	Purchase of shares
06/27/07	Naphtha Exploration	984	$44.00	1,543,598	Purchase of shares
07/02/07	INOC	1,327	$45.21	1,544,925	Purchase of shares
07/03/07	INOC	600	$45.49	1,545,525	Purchase of shares
07/03/07	INOC	500	$46.00	1,546,025	Purchase of shares
07/09/07	Naphtha Exploration	523	$46.00	1,546,548	Purchase of shares
07/17/07	INOC	600	$45.90	1,547,148	Purchase of shares
07/17/07	INOC	463	$44.28	1,547,611	Purchase of shares
07/30/07	Naphtha Exploration	2,000	$45.54	1,549,611	Purchase of shares
07/30/07	INOC	2,000	$45.31	1,551,611	Purchase of shares
08/09/07	INOC	1,000	$47.00	1,552,611	Purchase of shares
08/09/07	INOC	442	$47.50	1,553,053	Purchase of shares
08/09/07	INOC	400	$47.00	1,553,453	Purchase of shares
08/09/07	INOC	350	$45.00	1,553,803	Purchase of shares
08/09/07	INOC	357	$41.04	1,554,160	Purchase of shares
08/13/07	Naphtha Exploration	200	$47.99	1,554,360	Purchase of shares
08/13/07	Naphtha Exploration	200	$47.65	1,554,560	Purchase of shares
08/13/07	Naphtha Exploration	200	$47.34	1,554,760	Purchase of shares
08/13/07	Naphtha Exploration	200	$47.30	1,554,960	Purchase of shares
08/13/07	Naphtha Exploration	200	$47.00	1,555,160	Purchase of shares
08/13/07	Naphtha Exploration	200	$46.98	1,555,360	Purchase of shares
08/13/07	Naphtha Exploration	200	$46.97	1,555,560	Purchase of shares
08/13/07	Naphtha Exploration	200	$46.90	1,555,760	Purchase of shares
08/13/07	Naphtha Exploration	200	$47.30	1,555,960	Purchase of shares
08/21/07	INOC	900	$43.19	1,556,860	Purchase of shares
08/22/07	INOC	900	$46.55	1,557,760	Purchase of shares
08/27/07	INOC	400	$47.66	1,558,160	Purchase of shares
09/04/07	INOC	300	$48.47	1,558,460	Purchase of shares
09/04/07	INOC	300	$48.12	1,558,760	Purchase of shares
09/04/07	INOC	300	$48.12	1,559,060	Purchase of shares
09/04/07	INOC	300	$48.10	1,559,360	Purchase of shares
09/04/07	INOC	300	$47.85	1,559,660	Purchase of shares
09/11/07	INOC	35	$43.60	1,559,695	Purchase of shares
09/12/07	INOC	100	$43.60	1,559,795	Purchase of shares
09/14/07	INOC	1	$43.60	1,559,796	Purchase of shares
09/17/07	INOC	224	$43.60	1,560,020	Purchase of shares
09/24/07	INOC	483	$43.60	1,560,503	Purchase of shares
10/08/07	INOC	600	$39.62	1,561,103	Purchase of shares
10/08/07	INOC	600	$39.36	1,561,703	Purchase of shares
10/09/07	INOC	906	$41.26	1,562,609	Purchase of shares
10/09/07	INOC	100	$41.21	1,562,709	Purchase of shares
10/11/07	INOC	400	$45.46	1,563,109	Purchase of shares
10/11/07	INOC	400	$45.10	1,563,509	Purchase of shares
10/22/07	Naphtha Exploration	120	$43.00	1,563,629	Purchase of shares
10/23/07	Naphtha Exploration	283	$43.60	1,563,912	Purchase of shares
10/23/07	INOC	600	$43.60	1,564,512	Purchase of shares
10/29/07	Naphtha Exploration	400	$44.00	1,564,912	Purchase of shares
10/29/07	INOC	600	$44.24	1,565,512	Purchase of shares
11/14/07	Naphtha Exploration	8	$41.00	1,565,520	Purchase of shares
11/19/07	INOC	600	$42.34	1,566,120	Purchase of shares
11/19/07	INOC	100	$42.36	1,566,220	Purchase of shares
11/26/07	Naphtha Exploration	200	$41.00	1,566,420	Purchase of shares
11/28/07	INOC	400	$43.96	1,566,820	Purchase of shares
12/05/07	Naphtha Exploration	400	$45.48	1,567,220	Purchase of shares
12/05/07	Naphtha Exploration	400	$45.16	1,567,620	Purchase of shares
12/05/07	INOC	200	$45.50	1,567,820	Purchase of shares
12/13/07	INOC	300	$44.82	1,568,120	Purchase of shares
12/13/07	INOC	300	$44.00	1,568,420	Purchase of shares
12/17/07	INOC	400	$44.00	1,568,820	Purchase of shares
12/17/07	INOC	200	$45.89	1,569,020	Purchase of shares
12/24/07	Isramco Negev 2	5,700	$44.96	1,574,720	Purchase of shares
12/26/07	Naphtha Exploration	1,000	$44.87	1,575,720	Purchase of shares
12/27/07	Naphtha Exploration	400	$46.99	1,576,120	Purchase of shares
12/27/07	INOC	400	$46.62	1,576,520	Purchase of shares
01/01/08	Naphtha Exploration	300	$47.43	1,576,820	Purchase of shares
01/17/08	Naphtha Exploration	796	$42.96	1,577,616	Purchase of shares
01/17/08	Naphtha Exploration	98	$42.00	1,577,714	Purchase of shares
01/22/08	Naphtha Exploration	2	$42.00	1,577,716	Purchase of shares
01/23/08	Naphtha Exploration	600	$42.27	1,578,316	Purchase of shares
01/23/08	Naphtha Exploration	500	$42.00	1,578,816	Purchase of shares
01/28/08	INOC	600	$41.99	1,579,416	Purchase of shares
01/28/08	INOC	600	$41.96	1,580,016	Purchase of shares
01/28/08	INOC	328	$41.99	1,580,344	Purchase of shares
02/04/08	Naphtha Exploration	200	$42.00	1,580,544	Purchase of shares
02/12/08	INOC	12	$39.00	1,580,556	Purchase of shares
02/13/08	Naphtha Exploration	150	$42.60	1,580,706	Purchase of shares
02/27/08	INOC	400	$46.95	1,581,106	Purchase of shares
02/29/08	Naphtha Exploration	600	$46.98	1,581,706	Purchase of shares
03/05/08	Isramco Negev 2/Naphtha Exploration	-	-	1,581,706	Private non-market transfer of 1,500 shares from Isramco Negev 2 to Naphtha Exploration
03/05/08	Isramco Negev 2/INOC	-	-	1,581,706	Private non-market transfer of 1,500 shares from Isramco Negev 2 to INOC
03/11/08	Naphtha Exploration	500	$45.00	1,582,206	Purchase of shares
03/11/08	Naphtha Exploration	500	$44.97	1,582,706	Purchase of shares
03/19/08	Naphtha Exploration	14	$44.00	1,582,720	Purchase of shares
03/20/08	Naphtha Exploration	40	$44.00	1,582,760	Purchase of shares
03/25/08	INOC	456	$44.99	1,583,216	Purchase of shares
03/27/08	INOC	400	$47.31	1,583,616	Purchase of shares
03/31/08	Naphtha Exploration	400	$47.50	1,584,016	Purchase of shares
03/31/08	Naphtha Exploration	400	$47.49	1,584,416	Purchase of shares
03/31/08	INOC	200	$49.45	1,584,616	Purchase of shares
03/31/08	INOC	200	$48.50	1,584,816	Purchase of shares
04/16/08	INOC	400	$46.68	1,585,216	Purchase of shares
04/16/08	INOC	400	$46.63	1,585,616	Purchase of shares
04/16/08	INOC	400	$46.59	1,586,016	Purchase of shares
04/16/08	INOC	175	$46.70	1,586,191	Purchase of shares
04/25/08	INOC	400	$44.00	1,586,591	Purchase of shares
04/29/08	INOC	300	$44.00	1,586,891	Purchase of shares
04/30/08	INOC	400	$47.26	1,587,291	Purchase of shares
04/30/08	INOC	400	$47.20	1,587,691	Purchase of shares
04/30/08	INOC	10	$44.00	1,587,701	Purchase of shares
05/01/08	INOC	200	$44.00	1,587,901	Purchase of shares
05/02/08	INOC	90	$44.00	1,587,991	Purchase of shares
05/19/08	INOC	12	$44.00	1,588,003	Purchase of shares
05/28/08	Naphtha Exploration	140	$44.00	1,588,143	Purchase of shares
05/29/08	INOC	600	$49.00	1,588,743	Purchase of shares
06/12/08	Naphtha Exploration	500	$46.00	1,589,243	Purchase of shares
06/12/08	INOC	500	$47.00	1,589,743	Purchase of shares
06/12/08	INOC	500	$46.00	1,590,243	Purchase of shares
06/25/08	Naphtha Exploration	500	$48.74	1,590,743	Purchase of shares
06/25/08	INOC	500	$48.78	1,591,243	Purchase of shares
07/01/08	Naphtha Exploration	800	$48.75	1,592,043	Purchase of shares
07/01/08	INOC	300	$48.74	1,592,343	Purchase of shares
07/03/08	Mr. Tsuff	22,760	$48.74	1,615,103	Purchase of shares
07/23/08	Naphtha Exploration	400	$48.22	1,615,503	Purchase of shares
07/23/08	INOC	300	$48.45	1,615,803	Purchase of shares
07/29/08	INOC	722	$45.00	1,616,525	Purchase of shares
08/06/08	INOC	400	$46.28	1,616,925	Purchase of shares
08/20/08	INOC	500	$46.63	1,617,425	Purchase of shares
08/28/08	Naphtha Exploration	600	$45.99	1,618,025	Purchase of shares
08/28/08	INOC	500	$46.00	1,618,525	Purchase of shares
09/17/08	INOC	54	$38.00	1,618,579	Purchase of shares
10/02/08	Naphtha Exploration	500	$49.92	1,619,079	Purchase of shares
10/02/08	INOC	500	$48.00	1,619,579	Purchase of shares
11/12/08	Naphtha Exploration	1,800	$28.41	1,621,379	Purchase of shares
11/12/08	INOC	1,800	$29.98	1,623,179	Purchase of shares
11/12/08	INOC	1,328	$22.25	1,624,507	Purchase of shares
11/24/08	INOC	100	$30.10	1,624,607	Purchase of shares
12/23/08	INOC	563	$27.90	1,625,170	Purchase of shares
01/01/09	INOC	600	$30.36	1,625,770	Purchase of shares
01/01/09	INOC	183	$31.25	1,625,953	Purchase of shares
01/01/09	INOC	280	$30.49	1,626,233	Purchase of shares
01/14/09	INOC	271	$28.00	1,626,504	Purchase of shares
01/29/09	Naphtha Exploration	159	$62.00	1,626,663	Purchase of shares
01/29/09	INOC	13	$62.00	1,626,676	Purchase of shares
01/30/09	Naphtha Exploration	500	$62.00	1,627,176	Purchase of shares
01/30/09	INOC	500	$62.00	1,627,676	Purchase of shares
04/23/09	Naphtha Exploration	600	$38.59	1,628,276	Purchase of shares
04/23/09	Naphtha Exploration	325	$38.75	1,628,601	Purchase of shares
05/19/09	INOC	800	$42.92	1,629,401	Purchase of shares
05/20/09	Naphtha Exploration	400	$47.00	1,629,801	Purchase of shares
05/20/09	Naphtha Exploration	75	$45.45	1,629,876	Purchase of shares
06/29/09	Naphtha Exploration	(1,100)	$118.03	1,628,776	Sale of shares
06/29/09	Naphtha Exploration	(400)	$118.02	1,628,376	Sale of shares
06/29/09	Naphtha Exploration	(100)	$120.00	1,628,276	Sale of shares
07/02/09	Naphtha Exploration	200	$118.00	1,628,476	Open market purchase
07/08/09	Naphtha Exploration	(574)	$125.39	1,627,902	Sale of shares
07/08/09	INOC	(2,000)	$129.16	1,625,902	Sale of shares
07/08/09	INOC	(800)	$127.92	1,625,102	Sale of shares
08/25/09	Naphtha Exploration	(203)	$152.00	1,624,899	Sale of shares
08/31/09	Naphtha Exploration	(600)	$160.00	1,624,299	Sale of shares
08/31/09	Naphtha Exploration	(400)	$159.08	1,623,899	Sale of shares
08/31/09	Naphtha Exploration	(400)	$158.00	1,623,499	Sale of shares
08/31/09	Naphtha Exploration	(400)	$154.34	1,623,099	Sale of shares
08/31/09	Naphtha Exploration	(300)	$160.30	1,622,799	Sale of shares
08/31/09	Naphtha Exploration	(196)	$164.00	1,622,603	Sale of shares
09/03/09	INOC	(1,200)	$168.00	1,621,403	Sale of shares
09/03/09	INOC	(520)	$170.00	1,620,883	Sale of shares
09/09/09	Naphtha Exploration	(1,500)	$169.68	1,619,383	Sale of shares
09/09/09	Naphtha Exploration	(86)	$169.60	1,619,297	Sale of shares
09/17/09	INOC	(1,205)	$142.41	1,618,092	Sale of shares
09/23/09	INOC	(800)	$137.58	1,617,292	Sale of shares
09/23/09	INOC	(529)	$136.00	1,616,763	Sale of shares
09/23/09	INOC	(100)	$136.01	1,616,663	Sale of shares
05/05/10	INOC/Holding	-	-	1,616,663	Private non-market transfer of 32,321 shares from INOC to Holding
07/02/10	Holding	1,200	$49.50	1,617,863	Purchase of shares
07/02/10	Holding	1,200	$50.00	1,619,063	Purchase of shares
07/02/10	Holding	470	$49.00	1,619,533	Purchase of shares
07/06/10	Holding	554	$51.76	1,620,087	Purchase of shares
07/06/10	Holding	501	$52.01	1,620,588	Purchase of shares
07/06/10	Holding	500	$51.59	1,621,088	Purchase of shares
07/06/10	Holding	494	$51.56	1,621,582	Purchase of shares
07/06/10	Holding	196	$51.99	1,621,778	Purchase of shares
07/06/10	Holding	183	$51.80	1,621,961	Purchase of shares
07/06/10	Holding	100	$52.00	1,622,061	Purchase of shares
07/06/10	Holding	100	$51.94	1,622,161	Purchase of shares
07/06/10	Holding	100	$51.90	1,622,261	Purchase of shares
07/06/10	Holding	100	$51.53	1,622,361	Purchase of shares
07/06/10	Holding	100	$51.34	1,622,461	Purchase of shares
07/06/10	Holding	69	$51.75	1,622,530	Purchase of shares
07/06/10	Holding	34	$51.96	1,622,564	Purchase of shares
07/06/10	Holding	10	$51.98	1,622,574	Purchase of shares
07/06/10	Holding	100	$52.00	1,622,674	Purchase of shares
07/19/10	Holding	1,535	$52.40	1,624,209	Purchase of shares
07/21/10	Holding	598	$49.60	1,624,807	Purchase of shares
07/21/10	Holding	13	$48.90	1,624,820	Purchase of shares
07/22/10	Holding	1,200	$53.45	1,626,020	Purchase of shares
07/22/10	Holding	461	$52.20	1,626,481	Purchase of shares
07/22/10	Holding	265	$52.18	1,626,746	Purchase of shares
07/22/10	Holding	238	$50.92	1,626,984	Purchase of shares
07/22/10	Holding	205	$52.21	1,627,189	Purchase of shares
07/22/10	Holding	115	$52.50	1,627,304	Purchase of shares
07/22/10	Holding	100	$52.98	1,627,404	Purchase of shares
07/22/10	Holding	84	$53.00	1,627,488	Purchase of shares
07/22/10	Holding	31	$52.19	1,627,519	Purchase of shares
07/22/10	Holding	700	$53.45	1,628,219	Purchase of shares
07/26/10	Holding	342	$54.42	1,628,561	Purchase of shares
07/26/10	Holding	1	$54.45	1,628,562	Purchase of shares
07/29/10	Holding	127	$52.25	1,628,689	Purchase of shares
07/29/10	Holding	280	$52.97	1,628,969	Purchase of shares
07/29/10	Holding	8	$52.99	1,628,977	Purchase of shares
07/29/10	Holding	414	$53.00	1,629,391	Purchase of shares
07/29/10	Holding	100	$53.85	1,629,491	Purchase of shares
07/29/10	Holding	176	$54.05	1,629,667	Purchase of shares
08/10/10	Holding	1	$55.97	1,629,668	Purchase of shares
08/10/10	Holding	500	$55.03	1,630,168	Purchase of shares
08/10/10	Holding	799	$56.00	1,630,967	Purchase of shares
08/11/10	Holding	56	$54.46	1,631,023	Purchase of shares
08/11/10	Holding	1	$53.75	1,631,024	Purchase of shares
08/11/10	Holding	100	$54.49	1,631,124	Purchase of shares
08/11/10	Holding	98	$54.50	1,631,222	Purchase of shares
08/11/10	Holding	80	$54.19	1,631,302	Purchase of shares
08/11/10	Holding	262	$56.00	1,631,564	Purchase of shares
08/11/10	Naphtha Exploration / Holding	-	-	1,631,564	Private non-market transfer of 23,400 shares from Naphtha Exploration to Holding
08/11/10	INOC/Holding	-	-	1,631,564	Private non-market transfer of 32,874 shares from INOC to Holding
08/31/10	Holding	118	$48.30	1,631,682	Purchase of shares
09/01/10	Holding	300	$49.63	1,631,982	Purchase of shares
09/01/10	Holding	17	$50.88	1,631,999	Purchase of shares
09/01/10	Holding	100	$50.60	1,632,099	Purchase of shares
09/01/10	Holding	61	$50.77	1,632,160	Purchase of shares
09/01/10	Holding	52	$50.89	1,632,212	Purchase of shares
09/01/10	Holding	261	$50.90	1,632,473	Purchase of shares
09/01/10	Holding	12	$52.54	1,632,485	Purchase of shares
09/01/10	Holding	50	$52.64	1,632,535	Purchase of shares
09/01/10	Holding	249	$52.69	1,632,784	Purchase of shares
09/01/10	Holding	100	$52.75	1,632,884	Purchase of shares
09/01/10	Holding	12	$52.74	1,632,896	Purchase of shares
09/01/10	Holding	400	$52.86	1,633,296	Purchase of shares
09/01/10	Holding	100	$52.75	1,633,396	Purchase of shares
09/01/10	Holding	100	$52.98	1,633,496	Purchase of shares
09/02/10	Holding	100	$52.85	1,633,596	Purchase of shares
09/02/10	Holding	50	$53.00	1,633,646	Purchase of shares
09/13/10	Holding	300	$57.50	1,633,946	Purchase of shares
09/13/10	Holding	200	$57.56	1,634,146	Purchase of shares
09/13/10	Holding	100	$57.59	1,634,246	Purchase of shares
09/13/10	Holding	289	$58.00	1,634,535	Purchase of shares
09/13/10	Holding	100	$57.95	1,634,635	Purchase of shares
09/13/10	Holding	100	$57.98	1,634,735	Purchase of shares
09/13/10	Holding	200	$58.00	1,634,935	Purchase of shares
09/13/10	Holding	301	$58.02	1,635,236	Purchase of shares
09/13/10	Holding	400	$58.85	1,635,636	Purchase of shares
09/13/10	Holding	100	$58.95	1,635,736	Purchase of shares
09/13/10	Holding	100	$58.99	1,635,836	Purchase of shares
09/13/10	Holding	100	$59.00	1,635,936	Purchase of shares
09/16/10	Holding	2	$56.00	1,635,938	Purchase of shares
09/20/10	Holding	48	$56.00	1,635,986	Purchase of shares
10/14/10	Holding	600	$56.96	1,636,586	Purchase of shares
10/14/10	Holding	1,200	$56.99	1,637,786	Purchase of shares
10/14/10	Holding	600	$56.98	1,638,386	Purchase of shares
10/14/10	Holding	195	$57.00	1,638,581	Purchase of shares
10/26/10	Holding	1,200	$56.58	1,639,781	Purchase of shares
10/26/10	Holding	400	$56.89	1,640,181	Purchase of shares
10/26/10	Holding	215	$56.86	1,640,396	Purchase of shares
10/26/10	Holding	97	$57.00	1,640,493	Purchase of shares
10/27/10	Holding	500	$58.10	1,640,993	Purchase of shares
10/27/10	Holding	400	$58.48	1,641,393	Purchase of shares
10/27/10	Holding	200	$55.32	1,641,593	Purchase of shares
10/27/10	Holding	100	$58.49	1,641,693	Purchase of shares
10/27/10	Holding	100	$58.09	1,641,793	Purchase of shares
10/27/10	Holding	95	$58.07	1,641,888	Purchase of shares
10/27/10	Holding	3	$57.47	1,641,891	Purchase of shares
10/27/10	Holding	2	$57.45	1,641,893	Purchase of shares
10/27/10	Holding	1	$58.08	1,641,894	Purchase of shares
11/01/10	Holding	600	$59.60	1,642,494	Purchase of shares
11/01/10	Holding	100	$57.74	1,642,594	Purchase of shares
11/01/10	Holding	100	$57.71	1,642,694	Purchase of shares
11/01/10	Holding	100	$57.65	1,642,794	Purchase of shares
11/01/10	Holding	1	$57.80	1,642,795	Purchase of shares
11/09/10	Holding	400	$59.84	1,643,195	Purchase of shares
11/09/10	Holding	300	$59.90	1,643,495	Purchase of shares
11/09/10	Holding	200	$59.88	1,643,695	Purchase of shares
11/09/10	Holding	200	$59.18	1,643,895	Purchase of shares
11/09/10	Holding	173	$59.79	1,644,068	Purchase of shares
11/09/10	Holding	100	$59.93	1,644,168	Purchase of shares
11/09/10	Holding	100	$59.92	1,644,268	Purchase of shares
11/09/10	Holding	100	$59.90	1,644,368	Purchase of shares
11/09/10	Holding	100	$59.89	1,644,468	Purchase of shares
11/09/10	Holding	100	$59.87	1,644,568	Purchase of shares
11/09/10	Holding	100	$59.45	1,644,668	Purchase of shares
11/09/10	Holding	90	$59.78	1,644,758	Purchase of shares
11/09/10	Holding	90	$59.44	1,644,848	Purchase of shares
11/09/10	Holding	4	$59.91	1,644,852	Purchase of shares
11/11/10	Holding	2,000	$59.24	1,646,852	Purchase of shares
12/30/10	Isramco Negev 2	(2,000)	$85.28	1,644,852	Sales of shares
08/01/11	Holding	800	$59.78	1,645,652	Purchase of shares
08/08/11	Holding	476	$55.50	1,646,128	Purchase of shares
08/08/11	Holding	400	$56.51	1,646,528	Purchase of shares
08/08/11	Holding	400	$56.50	1,646,928	Purchase of shares
08/08/11	Holding	400	$56.44	1,647,328	Purchase of shares
08/08/11	Holding	200	$57.00	1,647,528	Purchase of shares
08/08/11	Holding	100	$56.75	1,647,628	Purchase of shares
08/08/11	Holding	1	$54.77	1,647,629	Purchase of shares
08/14/11	Holding	246	$57.50	1,647,875	Purchase of shares
08/18/11	Holding	100	$58.40	1,647,975	Purchase of shares
08/18/11	Holding	600	$59.00	1,648,575	Purchase of shares
08/19/11	Holding	1,900	$58.40	1,650,475	Purchase of shares
08/22/11	Holding	171	$60.20	1,650,646	Purchase of shares
09/07/11	Holding	104	$59.97	1,650,750	Purchase of shares
09/07/11	Holding	10	$59.99	1,650,760	Purchase of shares
09/07/11	Holding	64	$59.99	1,650,824	Purchase of shares
09/07/11	Holding	87	$60.00	1,650,911	Purchase of shares
09/07/11	Holding	100	$60.00	1,651,011	Purchase of shares
09/07/11	Holding	100	$60.00	1,651,111	Purchase of shares
09/07/11	Holding	1	$60.03	1,651,112	Purchase of shares
09/07/11	Holding	100	$60.38	1,651,212	Purchase of shares
09/07/11	Holding	57	$60.26	1,651,269	Purchase of shares
09/07/11	Holding	100	$60.45	1,651,369	Purchase of shares
09/07/11	Holding	100	$60.50	1,651,469	Purchase of shares
09/07/11	Holding	178	$60.49	1,651,647	Purchase of shares
09/07/11	Holding	200	$60.50	1,651,847	Purchase of shares
09/07/11	Holding	5	$60.50	1,651,852	Purchase of shares
09/07/11	Holding	300	$60.50	1,652,152	Purchase of shares
09/07/11	Holding	200	$60.50	1,652,352	Purchase of shares
09/07/11	Holding	100	$61.00	1,652,452	Purchase of shares
09/07/11	Holding	100	$61.00	1,652,552	Purchase of shares
09/07/11	Holding	100	$61.00	1,652,652	Purchase of shares
09/07/11	Holding	100	$61.00	1,652,752	Purchase of shares
09/07/11	Holding	150	$61.00	1,652,902	Purchase of shares
09/07/11	Holding	200	$61.49	1,653,102	Purchase of shares
09/07/11	Holding	200	$60.80	1,653,302	Purchase of shares
09/07/11	Holding	4	$60.80	1,653,306	Purchase of shares
09/08/11	Holding	901	$60.20	1,654,207	Purchase of shares
09/09/11	Holding	1,509	$59.00	1,655,716	Purchase of shares
09/12/11	Holding	491	$59.00	1,656,207	Purchase of shares
09/12/11	Holding	100	$59.00	1,656,307	Purchase of shares
09/12/11	Holding	100	$59.00	1,656,407	Purchase of shares
10/10/11	Isramco Negev 2	(64)	$65.34	1,656,343	Sale of shares
04/23/12	Naphtha Exploration	(460)	$93.00	1,655,883	Sale of shares
04/23/12	Naphtha Exploration	(200)	$93.40	1,655,683	Sale of shares
04/23/12	Naphtha Exploration	(200)	$92.01	1,655,483	Sale of shares
04/23/12	Naphtha Exploration	(190)	$93.30	1,655,293	Sale of shares
04/23/12	Naphtha Exploration	(150)	$92.00	1,655,143	Sale of shares
04/23/12	Naphtha Exploration	(105)	$93.01	1,655,038	Sale of shares
04/23/12	Naphtha Exploration	(100)	$93.11	1,654,938	Sale of shares
04/23/12	Naphtha Exploration	(100)	$93.02	1,654,838	Sale of shares
04/23/12	Naphtha Exploration	(92)	$93.04	1,654,746	Sale of shares
04/23/12	Naphtha Exploration	(60)	$93.12	1,654,686	Sale of shares
04/23/12	Naphtha Exploration	(50)	$93.50	1,654,636	Sale of shares
04/23/12	Naphtha Exploration	(5)	$93.10	1,654,631	Sale of shares
04/24/12	Naphtha Exploration	(679)	$94.00	1,653,952	Sale of shares
04/24/12	Naphtha Exploration	(600)	$95.06	1,653,352	Sale of shares
04/24/12	Naphtha Exploration	(600)	$95.00	1,652,752	Sale of shares
04/30/12	Naphtha Exploration	(1,000)	$92.43	1,651,752	Sale of shares
04/30/12	Naphtha Exploration	(600)	$92.60	1,651,152	Sale of shares
04/30/12	Naphtha Exploration	(400)	$92.80	1,650,752	Sale of shares
04/30/12	Naphtha Exploration	(400)	$92.10	1,650,352	Sale of shares
04/30/12	Naphtha Exploration	(200)	$94.00	1,650,152	Sale of shares
04/30/12	Naphtha Exploration	(161)	$92.04	1,649,991	Sale of shares
04/30/12	Naphtha Exploration	(150)	$92.00	1,649,841	Sale of shares
04/30/12	Naphtha Exploration	(114)	$92.63	1,649,727	Sale of shares
04/30/12	Naphtha Exploration	(100)	$94.45	1,649,627	Sale of shares
04/30/12	Naphtha Exploration	(100)	$94.11	1,649,527	Sale of shares
04/30/12	Naphtha Exploration	(99)	$94.17	1,649,428	Sale of shares
04/30/12	Naphtha Exploration	(99)	$94.12	1,649,329	Sale of shares
04/30/12	Naphtha Exploration	(100)	$92.02	1,649,229	Sale of shares
04/30/12	Naphtha Exploration	(98)	$93.00	1,649,131	Sale of shares
04/30/12	Naphtha Exploration	(26)	$92.60	1,649,105	Sale of shares
04/30/12	Naphtha Exploration	(24)	$94.03	1,649,081	Sale of shares
05/24/12	IOC 4	21,000	$95.00	1,670,081	Purchase of shares
06/04/12	Holding	2,800	$76.66	1,672,881	Purchase of shares
06/05/12	Holding	900	$79.90	1,673,781	Purchase of shares
06/06/12	Holding	402	$89.82	1,674,183	Purchase of shares
06/07/12	Holding	1,442	$88.97	1,675,625	Purchase of shares
06/08/12	IOC 4	15,000	$88.30	1,690,625	Purchase of shares
06/11/12	Holding	1,691	$87.69	1,692,316	Purchase of shares
06/20/12	IOC 4	25,000	$89.50	1,717,316	Purchase of shares
06/22/12	IOC	20,000	$88.30	1,737,316	Purchase of shares
07/19/12	IOC	24,500	$95.31	1,761,816	Purchase of shares
09/24/12	IOC	20,000	$97.00	1,781,816	Purchase of shares
09/24/12	IOC	10,000	$97.50	1,791,816	Purchase of shares
11/20/12	Holding	2,504	$88.50	1,794,320	Purchase of shares
12/17/12	Isramco Negev 2 / Holding	-	-	1,794,320	Private non-market transfer of 134,037 shares from Isramco Negev 2 to Holding
04/12/13	IOC	27,500	$98.15	1,821,820	Purchase of shares
05/28/13	Holding	3,504	$88.50	1,825,324	Purchase of shares

1
Between the date of the prior Amendment No. 9 on December 30, 1998 and the Issuer’s filing of its Definitive Proxy Statement reporting beneficial ownership as of March 31, 1999, Holding acquired 60,699 shares.  Despite diligent efforts, Holding has been unable to locate the transaction details related to these acquisitions, but will endeavor to update and amend this schedule if such transaction details are located in the future.

2
Holding previously held Class A Warrants and Class B Warrants to purchase up to 500,000 shares of the Issuer’s Common Stock.  These warrants expired unexercised on April 16, 1999.  The “Total Shares Beneficially Owned by All Reporting Persons” for dates prior to April 16, 1999 include the 500,000 shares of Common Stock previously subject to these warrants.

3
In March 2000, the Issuer granted Mr. Tsuff stock options to purchase up to 69,995 shares of Common Stock.  Mr. Tsuff exercised the stock options in March 2005 in a cashless exercise for which he received, net, 38,919 shares of Common Stock.  The “Total Shares Beneficially Owned by All Reporting Persons” in the table above includes the 69,995 shares that were subject to the stock options from the date granted until the date exercised.

4
These purchases were intended to have been made for the account of IOC but were inadvertently made for the account of Holding, and prior disclosures on Form 4 and in the Issuer’s filings may reflect such shares inadvertently being owned by Holding rather than IOC.